

Mail Stop 3561

January 17, 2017

<u>Via E-mail</u>
Mr. Alan M. Brown
Chief Executive Officer
Tombstone Exploration Corporation
6529 E. Friess Drive
Scottsdale, AZ 85254

     Re: **Tombstone Exploration Corporation**
              Form 20-F for Fiscal Year Ended December 31, 2015
              Filed September 9, 2016
              File No. 000-29922

Dear Mr. Brown:

We issued comments to you on the above captioned filing on December 5, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 31, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, with any questions.

Sincerely,

/s/Craig Arakawa for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining